MYTRAVEL

**MyTravel Group plc**
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

**t** +44 (0)161 232 0066
**f** +44 (0)161 232 6524
www.mytravelgroup.com

29 November 2004



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Fin[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549



Dear Sirs

**MYTRAVEL GROUP plc ("the Company")**
**FILE NUMBER: 82-5049**

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;
2. distributes or is required to distribute to the holders of its securities; and
3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 26 November 2004, the Company filed with the London Stock Exchange an announcement regarding the Restructuring Scheme.

Very truly yours,

p.p. Karen Houlihan

**Mike Vaux**
**Group Company Secretary's Office**
**MyTravel Group plc**

Enclosures



12/2

**MyTravel Group plc**

## Shareholder circular

MyTravel Group plc announces that it is in the process of finalising a circular for posting to shareholders setting out the terms of its consensual restructuring proposal and giving notice of an extraordinary general meeting to be held on 20 December 2004. The terms of the proposal to shareholders are the same as those announced on 13 October 2004, namely that shareholders will retain 4% of the enlarged share capital of the company.

The company is also in the process of finalising a circular for posting to shareholders and general creditors containing the explanatory statement required in connection with the scheme of arrangement described in its announcement of 3 November, and giving notice of the meetings of the shareholders and general creditors required for the scheme. Under the scheme, shareholders would be entitled to 4% of the share capital of MyTravel Holdings, the new holding company that would acquire the assets of MyTravel Group plc. Under the scheme, 2% of the share capital of MyTravel Holdings would be available for bondholders.

## Current trading and future prospects

As previously announced, the company's operating result for the 12 month period to 30 September 2004 will be approximately break-even. Having changed its year end to 31 October, the company expects to announce its results for the period to 31 October 2004 in December 2004.

Trading for the winter season 2004/2005 continues to be encouraging for all divisions. Bookings for the summer season 2005 are at a very early stage but are so far encouraging.

In North America, the Company is making steady progress. Northern Europe continues to perform strongly.

The Company continues to see an improving performance in the UK. Capacity has been reduced significantly for both the winter and summer seasons, to bring it into line with demand for brochure holidays. Bookings are ahead of last year as a percentage of available capacity for both the current winter season and the summer season 2005.

In addition, the Company has taken further steps to reduce its risk and to increase its operational flexibility. The Company's exposure to guaranteed accommodation is reducing at a faster rate than its capacity. In the UK, the number of aircraft in the fleet will fall from 33 to 24. With the departure from the fleet of the last cruise ship in May 2005, the Company will cease to be a cruise tour operator on a risk basis. However, the Company has also established The Cruise Store, a new cruise retail business selling the products of different cruise lines by telephone, internet and through Going Places travel agents.

Completion of the restructuring will result in the Group's interest costs falling significantly. While fuel and currency risk is largely unhedged at present, the restructuring is expected to lead to additional hedging becoming available. The restructuring is not expected to alter the Company's position as a taxpayer on the profits of its non-UK businesses in the current financial year.

For the year ending 31 October 2006, the Company's business plan shows the three divisions making a profit at the operating level.

The Board believes that following the completion of the restructuring there will be a good prospect of successfully implementing the business plan.

MyTravel Chief Executive Peter McHugh said: "We have a clear strategy for MyTravel's return to sustained profitability. There is still much to be done, particularly in the UK, but overall I am greatly encouraged by our progress."

**Board changes**

The company is pleased to announce the appointment to the Board of Sam Weihagen, Chief Executive, MyTravel Northern Europe. He will join the Board at the conclusion of the extraordinary general meeting on 20 December 2004. Mr Weihagen has a degree in business administration and accounting from Gothenburg University. He joined MTNE in 1975, becoming Commercial Director, with responsibility for purchasing and flight planning, and finally Chief Executive in 2001. He is Chairman of the Tour Operating Federation of Sweden. (There is no further information to disclose under paragraph 6.F.2 of the Listing Rules.) The company also announces that Paul Walker has decided that in view of his commitments at Sage Group plc, where he is Chief Executive, he is not in a position to devote sufficient time to his responsibilities at MyTravel, and accordingly he will retire as a non-executive director at the conclusion of the extraordinary general meeting on 20 December 2004.

Commenting on these changes, MyTravel Chairman Michael Beckett said: "Sam Weihagen has a strong track record over nearly thirty years as a tour operator. He is doing an excellent job as head of our Scandinavian business, which is going from strength to strength. I am delighted that he is joining the Board. We are sorry to lose Paul Walker, who has played a valuable role on the board since his appointment in 2000, but we understand that his full-time commitment as chief executive of a FTSE100 company must come first."

**Restructuring agreements**

The agreements required to implement the restructuring have now been signed by the company and by lending banks and facility providers

representing 94.3% of all commitments. A further 4.7% have committed to sign today. These agreements will become effective when signed by the remaining lending banks and facility providers, which represent only 1.0% of commitments. The company will continue to seek signatures from these parties.

**Financial Services Authority**

On 4 November 2004, the Financial Services Authority issued a decision notice which indicated that the Regulatory Decisions Committee had decided to impose a financial penalty on the company for contraventions of the Listing Rules. The contraventions alleged in the decision notice relate to events that took place between July and October 2002. The Board rejects the allegations in the decision notice and intends to refer the decision to the Financial Services and Markets Tribunal. The Board does not believe that the decision notice will have a significant effect on the financial position of the company.

Ends

**Enquiries:**
Brunswick Group LLP 020 7404 5959
Fiona Antcliffe
William Cullum